Subject to Completion

Preliminary Prospectus Supplement dated September 16, 2003

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-105098
(To prospectus dated June 3, 2003)

1,000,000 Warrants

Merrill Lynch & Co., Inc.

Nikkei 225 Warrants

Expiring January     , 2007

(the “Warrants”)

$4.25 - $5.00 original public offering price per Warrant

The Warrants:

•   Unsecured contractual obligations of Merrill Lynch & Co., Inc.

•   The original public offering price is expected to be between $4.25 and $5.00 per Warrant.

•   You must have an options-approved account in order to purchase the Warrants.

•   Linked to the value of the Nikkei 225 Index.

•   Expected settlement date: September     , 2003.

Exercise and payment upon exercise:

•   The Warrants will be automatically exercised on the fifth scheduled business day prior to the expiration date unless early exercise occurs because of certain events as described in this prospectus supplement.

•   You do not have the right to exercise your Warrants.

•   Upon automatic exercise, we will pay you, for each Warrant that you own, an amount equal to the greater of (i) zero or (ii) the product of $25 and the percentage change in the value of the Nikkei 225 Index as described in this prospectus supplement.

Investing in the Warrants involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Warrant	Total
Public offering price (1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1) The public offering price and the underwriting discount for any single transaction to purchase Warrants or more will be $ per Warrant and $ per Warrant, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is September     , 2003.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Nikkei 225 Warrants Expiring January     , 2007 (the “Warrants”). You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the Warrants, the Nikkei Stock Average (the “Nikkei 225 Index”) as well as the tax and other considerations that should be important to you in making a decision about whether to invest in the Warrants. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Warrants, to determine whether an investment in the Warrants is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Warrants?

The Warrants are contractual obligations of ML&Co., with an original public offering price expected to be between $4.25 and $5.00 per Warrant. The Warrants are not secured by collateral and will rank equally with all other unsecured contractual obligations of ML&Co. and ML&Co.’s unsecured unsubordinated debt. If the value of the Nikkei 225 Index has increased over the term of the Warrants you will be entitled to receive a cash settlement upon automatic exercise, which will be paid on the Expiration Date. The Warrants will expire on January     , 2007 (the “Expiration Date”), unless certain events in bankruptcy, insolvency, or reorganization involving ML&Co. occur.

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Warrants in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your beneficial ownership of the Warrants. You should refer to the section “Description of the Warrants—Depositary” in this prospectus supplement.

When are my Warrants subject to automatic exercise?

Your Warrants will be automatically exercised on the “Exercise Date”, which will be the earlier of:

(i)  the fifth scheduled Business Day, as defined below, prior to the Expiration Date

or

(ii)  the Business Day immediately prior to the occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co.

See “Description of the Warrants—Exercise of Warrants” and “—Automatic exercise prior to the Expiration Date”.

What will I receive upon automatic exercise of my Warrants?

When the Warrants are automatically exercised, we will pay you the “Cash Settlement Amount” which will equal the greater of:

(i)  zero,

or

(ii) $25	×	(	Ending Value – Starting Value	)
Starting Value

You will receive no payment if the Cash Settlement Amount is equal to zero. The Cash Settlement Amount cannot be less than zero.

The “Starting Value” will equal the closing value of the Nikkei 225 Index on the date the Warrants are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Warrants.

The “Ending Value” will equal the closing value of the Nikkei 225 Index on the Exercise Date, as determined by the calculation agent as described in this prospectus supplement.

We will pay you a Cash Settlement Amount only if the Ending Value is greater than the Starting Value. Unless the Ending Value has increased by 17% to 20%, over the Starting Value, depending on the original public offering price of the Warrants, the Cash Settlement Amount you receive will be less than the original public offering price of the Warrants (see the examples below). If the Ending Value is less than or equal to the Starting Value upon exercise, the Cash Settlement Amount will be zero. If the Cash Settlement Amount is zero, you will sustain a total loss of the purchase price.

For more specific information about the amount you will receive upon exercise of your Warrants, please see the section “Description of the Warrants—Cash Settlement Amount” in this prospectus supplement.

Who can buy the Warrants?

We are requiring that you have an options-approved account in order to purchase the Warrants. We recommend that you, as an investor in the Warrants, have experience with respect to options and options transactions. The Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. Please see “Risk Factors” in this prospectus supplement.

Examples

Here are three examples of Cash Settlement Amount calculations, assuming an original public offering   price of $4.63 per warrant, the midpoint of the expected range of $4.25 to $5.00 per Warrant:

Example 1—Ending Value is less than the hypothetical Starting Value on the Exercise Date:

Hypothetical Starting Value: 10,712.81
Hypothetical Ending Value: 8,570.25
Cash Settlement Amount per Warrant = $25 ×	(8,570.25 – 10,712.81)	= $0.00	(Cash Settlement Amount cannot be less than zero)
10,712.81

Total Cash Settlement Amount per Warrant = $0 and the exercise of the Warrant is worthless.

Example 2—Ending Value is greater than the hypothetical Starting Value on the Exercise Date, however, the Cash Settlement Amount is less than the original public offering price:

Hypothetical Starting Value: 10,712.81
Hypothetical Ending Value: 11,784.09
Cash Settlement Amount per Warrant = $25 ×	(11,784.09 – 10,712.81)	= $2.50
10,712.81

Total Cash Settlement Amount per Warrant = $2.50 and the exercise of the Warrant results in a payment that is less than the original public offering price.

Example 3—Ending Value is greater than the hypothetical Starting Value on the Exercise Date:

Hypothetical Starting Value: 10,712.81
Hypothetical Ending Value: 13,926.65
Cash Settlement Amount per Warrant = $25 ×	(13,926.65 – 10,712.81)	= $7.50
10,712.81

Total Cash Settlement Amount per Warrant = $7.50.

Who publishes the Nikkei 225 Index and what does the Nikkei 225 Index measure?

The Nikkei 225 Index is a stock index published by Nihon Keizai Shimbun, Inc. (“NKS”) that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross section of Japanese industry. All 225 underlying stocks (the “Underlying Stocks”) are stocks listed in the First Section of the TSE and are, therefore, among the most actively traded stocks on the TSE. The Nikkei 225 Index is a modified, price-weighted index, which means an Underlying Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer.

Please note that an investment in the Warrants does not entitle you to any ownership interest in the stocks of the companies included in the Nikkei 225 Index or the value of any dividends paid on those stocks.

How has the Nikkei 225 Index performed historically?

We have set forth the closing values of the Nikkei 225 Index on the last business day of each year from 1967 to 2002 and the last business day of each month from January 1996 to August 2003. You can find tables with these values in the section entitled “The Nikkei 225 Index-Historical data on the Nikkei 225 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Index in various economic environments; however, past performance of the Nikkei 225 Index is not necessarily indicative of how the Nikkei 225 Index will perform in the future.

Will the Warrants be listed on a stock exchange?

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop, which may affect the price that you receive for your Warrants upon any sale prior to the Expiration Date. You should review the section entitled “Risk Factors—A trading market for the Warrants is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Warrants. After the initial offering, MLPF&S intends to buy and sell Warrants to create a secondary market for holders of the Warrants, and may stabilize or maintain the market price of the Warrants during the initial distribution of the Warrants. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating the Ending Value and the Cash Settlement Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’s status as our subsidiary and its responsibilities as calculation agent. Please see the section entitled “Risk Factors—Potential conflicts of interests may exist” in this prospectus supplement.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus of ML&Co. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Warrants is subject to risks, including the risk that you will lose your entire purchase price. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Warrants will involve a high degree of risk. For example, you may lose part or all of your initial investment. You should be prepared to sustain a total loss of the purchase price of your Warrants. We suggest that you, as a potential purchaser of Warrants, be experienced with respect to options and option transactions. You should carefully consider the following discussion of risks before deciding whether an investment in the Warrants is suitable for you.

The Warrants are long-term options and may expire worthless

Your Warrants will be automatically exercised on the Exercise Date and are not exercisable at your option. You will receive a cash payment upon automatic exercise only if the Warrants have a Cash Settlement Amount greater than zero on the date of exercise. On the Pricing Date, the Cash Settlement Amount of the Warrants will equal zero. The Warrants will be “in-the-money”, i.e., their Cash Settlement Amount will exceed zero, only if as of the date of automatic exercise, the Ending Value is greater than the Starting Value. You will be repaid the full amount of your investment only if the Ending Value has increased by 17% to 20% over the Starting Value, depending on the original public offering price of the Warrants. For example, assuming an original public offering price of $4.63 and a Starting Value of 10,712.81, the Ending Value would have to be greater than or equal to 12,696.82 in order for you to receive a payment at expiration of at least $4.63 per Warrant.

If the Ending Value is less than or equal to the Starting Value on the date of automatic exercise, the Warrants will expire worthless and you will have sustained a total loss of the purchase price of your Warrants. You should therefore be prepared to sustain a total loss of the purchase price of your Warrants.

The initial public offering price of the warrants may be higher than the price a commercial user might pay in certain circumstances

The initial public offering price of the Warrants may be greater than the price a commercial user of, or dealer in options on the Nikkei 225 Index might pay for a comparable option involving significantly larger amounts.

The value of the Warrants is closely related to changes in the value of the Nikkei 225 Index

The Warrants provide opportunities for investment but also pose risks to you as a result of fluctuations in the value of the underlying investment. In general, certain risks associated with the Warrants are similar to those generally applicable to other options or warrants of private corporate issuers. However, unlike typical options or warrants on equity or debt securities, which are traded primarily on the basis of the value of a single underlying security, the value of the Warrants being offered by this prospectus and prospectus supplement is likely to reflect primarily the extent of the appreciation or depreciation of the Nikkei 225 Index.

You may lose your entire investment. This risk reflects the nature of a Warrant as an asset which tends to decline in value over time and which may, depending on the relative value of the Nikkei 225 Index, be worthless when it expires. A Warrant is “out-of-the-money” when the Ending Value is less than the Starting Value. Assuming all other factors are held constant, the more a Warrant is out-of-the-money and the shorter its remaining term to expiration, the greater the risk that you will lose all of your investment.

Since Warrants may become worthless upon expiration, you must generally be correct about the direction, timing and magnitude of anticipated changes in the value of the Nikkei 225 Index in order to recover and realize a return upon your investment. If the value of the Nikkei 225 Index does not increase to an extent sufficient to cover the costs of your Warrants, i.e., the purchase price plus transaction costs, if any, before the Warrants expire, you will lose all or a part of your investment in the Warrants upon expiration.

The stocks underlying the Index are traded on the TSE. The TSE has adopted measures intended to prevent extreme short-term price fluctuations resulting from order imbalances. As a result, variations in the Nikkei 225 Index may be limited by price limitations on, or by suspension of trading in, individual stocks which comprise the Nikkei 225 Index which may, in turn, adversely affect the value of the Warrants or result in a Market Disruption Event. See “Description of the Warrants—Market Disruption Events”.

The Warrants are suitable only for investors with options-approved accounts

We are requiring that the Warrants be sold only to investors with options-approved accounts. We suggest that investors considering purchasing Warrants be experienced with respect to options and option transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the Warrants in light of their particular circumstances. Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your Warrants.

The Warrants are not standardized options issued by the Options Clearing Corporation

The Warrants are not standardized stock index options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of Warrants must look solely to ML&Co. for performance of its obligations to pay the Cash Settlement Amount on the exercise of the Warrants. Further, the market for the Warrants is not expected to be generally as liquid as the market for OCC standardized options.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with ML&Co.’s other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co., and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S to ML&Co., are restricted by net capital requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), and under rules of certain exchanges and other regulatory bodies.

A trading market for the Warrants is not expected to develop

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Warrants offered for sale to it by Warrant holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Warrants may affect the price that you receive for your Warrants if you do not wish to hold your investment until expiration.

Many factors affect the value of the Warrants; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor

The market value of the Warrants will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Warrants caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Warrants caused by another factor. For example, a decrease in the volatility of the Nikkei 225 Index may offset some or all of any increase in the value of the Warrants attributable to another factor, such as an increase in the value of the Nikkei 225 Index. The following paragraphs describe the expected impact on the value of the Warrants given a change in a specific factor, assuming all other conditions remain constant.

The value of the Nikkei 225 Index is expected to affect the value of the Warrants.    We expect that the market value of the Warrants will depend substantially on the amount by which the Nikkei 225 Index exceeds the Starting Value. If the value of the Nikkei 225 Index increases, the value of the Warrants is expected to increase. If the value of the Nikkei 225 Index decreases, the value of the Warrants is expected to decrease. Political, economic and other developments that affect the stocks included in the Nikkei 225 Index may also affect the value of the Nikkei 225 Index and, indirectly, the value of the Warrants. It is possible that the value of the Warrants may decline even if there is an increase in the value of the Nikkei 225 Index.

Changes in the levels of interest rates are expected to affect the trading value of the Warrants.    We expect that changes in interest rates, both in the U.S. and Japan, will affect the trading value of the Warrants. Models for valuing option-like securities, such as the Warrants, generally suggest that if U.S. interest rates increase, the value of the Warrants will decrease and, conversely, if U.S. interest rates decrease, we expect that the value of the Warrants will increase. In general, if interest rates in Japan increase, we expect that the trading value of the Warrants will increase. If interest rates in Japan decrease, we expect that the trading value of the Warrants will decrease.

Notwithstanding the foregoing, Japanese interest rates may affect Japanese stock prices generally, and in turn the value of the Nikkei 225 Index, which may have an alternative effect on the value of the Warrants. If interest rates in Japan increase, the value of the Nikkei 225 Index may decrease, and, thus, the trading value of the Warrants may decrease. Conversely, falling Japanese interest rates may increase the value of the Nikkei 225 Index and, thus, the value of the Warrants may increase.

Changes in the volatility of the Nikkei 225 Index are expected to affect the value of the Warrants.    Volatility is the term used to describe the size and frequently of price and/or market fluctuations. If the volatility of the Nikkei 225 Index increases we expect that the trading value of the Warrants will increase, and conversely, if the volatility of the Nikkei 225 Index decreases, we expect that the trading value of the Warrants will decrease.

Volatility of the Japanese yen/U.S. dollar exchange rate.    The Japanese yen/U.S. dollar rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar (the “JPY/USD Rate”). The JPY/USD Rate increases when the U.S. dollar appreciates relative to the Japanese yen. The JPY/USD Rate is expressed as a rate that reflects the amount of Japanese yen that can be purchased from one U.S. dollar. In general, if the volatility of the JPY/USD Rate increases, we expect that the trading value of the Warrants will increase and, conversely, if the volatility of the JPY/USD Rate decreases, we expect that the trading value of the Warrants will decrease.

Correlation between the JPY/USD Rate and the Nikkei 225 Index.    Correlation is the term used to describe the relationship between the percentage changes in the JPY/USD Rate and the percentage changes in the Nikkei 225 Index. In general, if the correlation between the JPY/USD Rate and the Nikkei 225 Index increases, we expect that the trading value of the Warrants will increase and, conversely, if the correlation between the JPY/USD Rate and the Nikkei 225 Index decreases, we expect that the trading value of the Warrants will decrease.

As the time remaining to maturity of the Warrants decreases, the “time premium” associated with the Warrants will decrease.    We anticipate that before their maturity, the Warrants may have a value above that which would be expected based on the level of interest rates and the Nikkei 225 Index. This difference will reflect a “time premium” due to expectations concerning the value of the Nikkei 225 Index during the period before the stated maturity of the Warrants. However, as the time remaining to the expiration of the Warrants decreases, we expect that this time premium will decrease, lowering the trading value of the Warrants.

Changes in dividend payments on the stocks included in the Nikkei 225 Index are expected to affect the trading value of the Warrants.    Models for valuing option-like securities, such as the Warrants, generally suggest that if dividend payments on the stocks included in the Nikkei 225 Index increase, the value of the Warrants will decrease and, conversely, if dividend payments on stocks included in the Nikkei 225 decrease, the value of the Warrants will increase. Notwithstanding the foregoing, Japanese dividend rates may also affect the value of the Nikkei 225 Index, which may have a different effect on the value of the Warrants. Rising Japanese dividend rates may increase the value of the Nikkei 225 Index, and, thus, the value of the Warrants may increase. Conversely, falling Japanese dividend rates may decrease the value of the Nikkei 225 Index and, thus, the value of the Warrants may decrease.

Changes in our credit ratings may affect the trading value of the Warrants.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Warrants. However, because your return on your Warrants is dependent upon factors in addition to our ability to pay our obligations under the Warrants, such as the percentage increase, if any, in the value of the Nikkei 225 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Warrants.

In general, assuming all relevant factors are held constant, we expect that the effect on the value of the Warrants of a given change in most of the factors listed above will be less if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants. However, we expect that the effect on the value of the Warrants of a given increase in the value of the Nikkei 225 Index will be greater if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Nikkei 225 Index for our own accounts for business reasons or in connection with hedging our obligations under the Warrants. These transactions could affect the price of these stocks and in turn the value of the Nikkei 225 Index in a manner that would be adverse to your investment in the Warrants.

Potential conflicts of interests may exist

Our subsidiary, MLPF&S, is our calculation agent for purposes of calculating the Ending Value and Cash Settlement Amount. Under certain circumstances, MLPF&S’s role as our subsidiary and its responsibilities as calculation agent for the Warrants could give rise to conflicts of interests between the calculation agent and the holders of the Warrants. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We anticipate entering into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due under the Warrants. This subsidiary expects to make a profit in connection with the arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Risks associated with the Japanese securities markets

The Underlying Stocks that constitute the Nikkei 225 Index have been issued by Japanese companies. You should be aware that investments in securities indexed to the value of Japanese equity securities involve certain risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Tax consequences

You should also consider the tax consequences of investing in the Warrants. See “United States Federal Income Taxation” below.

DESCRIPTION OF THE WARRANTS

An aggregate of              Warrants will be issued, each with an original public offering price expected to be between $4.25 and $5.00 per Warrant. The Warrants are contractual obligations controlled by a Warrant Agreement (the “Warrant Agreement”) dated September     , 2003, between ML&Co. and JPMorgan Chase Bank, as Warrant Agent (the “Warrant Agent”). The following statements about the Warrants summarize the detailed provisions of the Warrant Agreement. Wherever we refer to particular provisions of the Warrant Agreement or its terms, those provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by those references.

A Warrant will not require, or entitle, you to sell to or purchase from ML&Co. any securities, including any U.S. Treasury Securities. ML&Co. will make only a U.S. dollar cash settlement, if any, upon exercise of a Warrant. You will not receive any interest on any amount owed on the Warrants.

The Warrants will expire on January     , 2007 (the “Expiration Date”) or on such earlier date as described under “—Automatic exercise prior to the Expiration Date”. The Warrants will be automatically exercised on the Exercise Date, as set forth under “—Exercise of Warrants”. You will receive the Cash Settlement Amount, if any, on the Expiration Date.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with its other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co. and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of certain exchanges and other regulatory bodies.

Exercise of Warrants

The Warrants are not exercisable at the option of the holder. The Warrants will be automatically exercised on the “Exercise Date”, which will be the earlier of (i) the fifth scheduled Index Business Day prior to the Expiration Date (provided that if such fifth day is not an Index Business Day, the immediately succeeding Index Business Day; if no Index Business Day occurs prior to the second scheduled Index Business Day prior to the Expiration Date, the “Exercise Date” will be such second scheduled Index Business Day regardless of whether a Market Disruption Event occurs on such date), or (ii) the Index Business Day immediately prior to the occurrence of certain events in bankruptcy, insolvency or reorganization.

Cash Settlement Amount

The “Cash Settlement Amount” for each Warrant you own will be equal to the greater of:

(i)	zero,

or
(ii)	$25 x	(	Ending Value – Starting Value	)
Starting Value

The Cash Settlement Amount cannot be less than zero. You will never owe us any payments with respect to the Warrants you own.

The “Starting Value” will equal the closing value of the Nikkei 225 Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Warrants.

The “Ending Value” will equal the closing value of the Nikkei 225 Index on the Exercise Date, as determined by the calculation agent as described in this prospectus supplement.

An “Index Business Day” means any day on which the NYSE, the AMEX and The Nasdaq Stock Market are open for trading and the Nikkei 225 Index or any successor index is calculated and published and a Market Disruption Event has not occurred.

“Business Day” means any day on which the TSE, the NYSE, the AMEX and The Nasdaq Stock Market are open for trading.

Adjustments to the Nikkei 225 Index; Market Disruption Events

If at any time NKS changes its method of calculating the Nikkei 225 Index, or the value of the Nikkei 225 Index changes, in any material respect, or if the Nikkei 225 Index is in any other way modified so that the Nikkei 225 Index does not, in the opinion of the calculation agent, fairly represent the value of the Nikkei 225 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Nikkei 225 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nikkei 225 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Nikkei 225 Index, as so adjusted. Accordingly, if the method of calculating the Nikkei 225 Index is modified so that the value of the Nikkei 225 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Nikkei 225 Index in order to arrive at a value of the Nikkei 225 Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Nikkei 225 Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Nikkei 225 Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Nikkei 225 Index by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nikkei 225 Index; and

(4)	an absence of trading on the TSE will not include any time when the TSE is closed for trading under ordinary circumstances.

Discontinuance of the Nikkei 225 Index

If NKS discontinues publication of the Nikkei 225 Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nikkei 225 Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by NKS or any other entity for the Nikkei 225 Index and calculate the Ending Value as described above under “—Cash Settlement Amount”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Warrants.

In the event that NKS discontinues publication of the Nikkei 225 Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published,

the calculation agent will compute a substitute value for the Nikkei 225 Index in accordance with the procedures last used to calculate the Nikkei 225 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Nikkei 225 Index as described below, the successor index or value will be used as a substitute for the Nikkei 225 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If NKS discontinues publication of the Nikkei 225 Index before exercise and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Cash Settlement Amount as described in the preceding paragraph as if that day were the Exercise Date. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the beneficial owners of the Warrants.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value and a range of hypothetical Ending Values of the Nikkei 225 Index:

•	the change from the hypothetical Starting Value to the hypothetical Ending Value,

•	the total amount payable at expiration for each Warrant,

•	the total rate of return to beneficial owners of the Warrants,

•	the pretax annualized rate of return to beneficial owners of the Warrants, and

•	the pretax annualized rate of return of an investment in the stocks included in the Nikkei 225 Index, which includes an assumed aggregate dividend yield of 0.82% per annum, as more fully described below.

For purposes of this table we have assured an original public offering price of $4.63, the midpoint of the expected range of $4.25 to $5.00.

Hypothetical Ending Value		Change from the hypothetical Starting Value to the hypothetical Ending Value	Total Amount Payable per Warrant	Total Rate of Return on the Warrants	Pretax Annualized Rate of Return on the Warrants (1)(2)	Pretax Annualized Rate of Return of Stocks Included in the Nikkei 225 Index(2)(3)
5,356.41		–50%	$ 0.00	–100.00%	—	–17.65%
6,427.69		–40%	$ 0.00	–100.00%	—	–13.25%
7,498.97		–30%	$ 0.00	–100.00%	—	–9.28%
8,570.25		–20%	$ 0.00	–100.00%	—	–5.66%
9,641.53		–10%	$ 0.00	–100.00%	—	–2.30%
10,712.81	(4)	0%	$ 0.00	–100.00%	—	0.82%
11,248.45		5%	$ 1.25	–72.97%	–35.60%	2.31%
11,784.09		10%	$ 2.50	–45.95%	–17.61%	3.76%
12,319.73		15%	$ 3.75	–18.92%	–6.19%	5.17%
12,855.37		20%	$ 5.00	8.11%	2.35%	6.54%
13,926.65		30%	$ 7.50	62.16%	15.02%	9.18%
14,997.93		40%	$10.00	116.22%	24.50%	11.69%
16,069.22		50%	$12.50	170.27%	32.13%	14.10%
17,140.50		60%	$15.00	224.32%	38.56%	16.41%
18,211.78		70%	$17.50	278.38%	44.13%	18.64%
19,283.06		80%	$20.00	332.43%	49.07%	20.78%
20,354.34		90%	$22.50	386.49%	53.50%	22.86%
21,425.62		100%	$25.00	440.54%	57.53%	24.87%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)	The annualized rates of returns in this column indicated by dashes are for those instances in which the Ending Value is less than or equal to the Starting Value and the Warrants would expire worthless. In such an instance, you would sustain a total loss of the purchase price of your Warrants. However, one cannot accurately calculate an annualized rate of return on an investment in which a 100% loss has been sustained.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the Nikkei 225 Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.82% per annum, paid quarterly from the date of initial delivery of the Warrants, applied to the value of the Nikkei 225 Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value;
(c)	no transaction fees or expenses; and
(d)	an investment term from September 16, 2003 to January 16, 2007.
(4)	This was the closing value of the Nikkei 225 Index on September 15, 2003, and is the hypothetical Starting Value for purposes of this table.

The above figures are for purposes of illustration only. The actual Cash Settlement Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Starting Value and Ending Value determined as described in this prospectus supplement.

Automatic exercise prior to the Expiration Date

The Warrants may expire on the date of occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co. and the Warrants will be automatically exercised as of the Business Day immediately preceding such date. The Cash Settlement Amount, if any, determined as provided under “—Cash Settlement Amount”, of such automatically exercised Warrants will be due and payable on the fifth Business Day following such date. Settlement will otherwise occur as described under “—DTC Procedures”.

Modification

The Warrant Agreement and the terms of the Warrants may be amended by ML&Co. and the Warrant Agent without the consent of the beneficial owners of any Warrants for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the Warrant Agreement or the terms of the Warrants, or in any other manner which ML&Co. may deem necessary or desirable and which will not materially and adversely affect the interests of the beneficial owners of the Warrants.

ML&Co. and the Warrant Agent also may modify or amend the Warrant Agreement and the terms of the Warrants, with the consent of the beneficial owners of not less than a majority of the then outstanding Warrants affected, provided that no modification or amendment that changes the Starting Value, changes how the Ending Value is calculated or changes the Exercise Date so as to adversely affect the beneficial owners, or otherwise materially and adversely affects the exercise rights of the beneficial owners of the Warrants or reduces the number of outstanding Warrants, the consent of whose beneficial owners is required for modification or amendment of the Warrant Agreement or the terms of the Warrants, may be made without the consent of all the beneficial owners of Warrants affected by these changes.

Depositary

Description of the Global Warrants

Upon issuance, all of the Warrants will be represented by one or more fully registered global Warrants. Each global Warrant will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the “depositary”), as depositary, and registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Warrants in definitive form, no global Warrant may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor.

So long as DTC, or its nominee, is a registered owner of a global Warrant, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Warrants represented by the global Warrant for all purposes under the Warrant Agreement. Except as provided below, the beneficial owners of the Warrants represented by a global Warrant will not be entitled to have the Warrants represented by the global Warrant registered in their names, will not receive or be entitled to receive physical delivery of the Warrants in definitive form and will not be considered the owners or holders of the Warrants under the Warrant Agreement, including for purposes of receiving any reports delivered by ML&Co. or the Warrant Agent pursuant to the Warrant Agreement. Accordingly, each person owning a beneficial interest in a global Warrant must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Warrant Agreement. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the Warrant Agreement, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and these participants would authorize beneficial owners owning through these participants to give or take any action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the Warrants. The Warrants will be issued as fully registered securities registered in the name of Cede & Co., DTC’s nominee. One or more fully registered global Warrants will be issued for the Warrants and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the Warrants under DTC’s system must be made by or through direct participants, which will receive a credit for the Warrants on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which these beneficial owner entered into the transaction. Transfers of ownership interests in the Warrants are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all Warrants deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Warrants with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Warrants; DTC’s records reflect only the identity of the direct participants to whose accounts the Warrants are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Warrants. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Warrants are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the Warrants will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the Warrant Agent or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the Warrant Agent, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments will be the responsibility of direct participants and indirect participants.

Exchange for certificated Warrants

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the Warrant Agent a company order to the effect that the global Warrants shall be exchangeable, or

•	ML&Co. is subject to certain events in bankruptcy, insolvency or reorganization,

the global Warrants will be exchangeable for Warrants in definitive form of like tenor. These definitive Warrants will be registered in the name or names as the depositary shall instruct the Warrant Agent. It is expected that the instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global Warrants.

DTC may discontinue providing its services as securities depositary with respect to the Warrants at any time by giving reasonable notice to ML&Co. or the Warrant Agent. Under these circumstances, in the event that a successor securities depositary is not obtained, Warrant certificates are required to be printed and delivered.

ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, Warrant certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for the accuracy of this information.

Same-Day Settlement and Payment

Settlement for the Warrants will be made by the underwriter in immediately available funds. ML&Co. will make all payments of the Cash Settlement Amount in immediately available funds so long as the Warrants are maintained in book-entry form.

THE NIKKEI 225 INDEX

All disclosure contained in this prospectus supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and the policies are subject to change at the discretion of NKS.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the SIMEX, the OSE and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 22.722 as of September 15, 2003, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Warrants are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the warrants or any member of the public regarding the advisability of investing in securities generally or in the warrants in particular or the ability of the Nikkei 225 Index to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the warrants into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the warrants to be issued or in the determination or calculation of the equation by which the warrants are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Warrants.

The use of and reference to the Nikkei 225 Index in connection with the Warrants have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values or any Cash Settlement Amount upon maturity of the Warrants.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Warrants.

Historical data on the Nikkei 225 Index

The following table sets forth the closing values of the Nikkei 225 Index on the last business day of each year from 1967 through 2002. The historical experience of the Nikkei 225 Index should not be taken as an indication of future performance and no assurance can be given that the value of the Nikkei 225 Index will not decline and thereby eliminate the Cash Settlement Amount payable to the beneficial owner of the Warrants upon expiration.

Year-End Closing Values of the Nikkei 225 Index

Year	Closing Value
1967	1,281
1968	1,715
1969	2,359
1970	1,987
1971	2,714
1972	5,208
1973	4,307
1974	3,817
1975	4,359
1976	4,991
1977	4,866
1978	6,002
1979	6,569
1980	7,116
1981	7,682
1982	8,017
1983	9,894
1984	11,543

Year	Closing Value
1985	13,113
1986	18,701
1987	21,564
1988	30,159
1989	38,916
1990	23,849
1991	22,984
1992	16,925
1993	17,417
1994	19,723
1995	19,868
1996	19,361
1997	15,259
1998	13,842
1999	18,934
2000	13,786
2001	10,543
2002	8,579

The following table sets forth the level of the Nikkei 225 Index at the end of each month, in the period from January 1996 through August 2003. These historical data on the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Warrants may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the Warrants.

	1996	1997	1998	1999	2000	2001	2002	2003
January	20,813	18,330	16,628	14,499	19,540	13,844	9,998	8,340
February	20,125	18,557	16,832	14,368	19,960	12,884	10,588	8,363
March	21,407	18,003	16,527	15,837	20,337	13,000	11,025	7,973
April	22,041	19,151	15,641	16,702	17,974	13,934	11,493	7,831
May	21,956	20,069	15,671	16,112	16,332	13,262	11,764	8,425
June	22,531	20,605	15,830	17,530	17,411	12,969	10,622	9,083
July	20,693	20,331	16,379	17,862	15,727	11,861	9,878	9,563
August	20,167	18,229	14,108	17,437	16,861	10,714	9,619	10,344
September	21,556	17,888	13,406	17,605	15,747	9,775	9,383
October	20,467	16,459	13,565	17,942	14,540	10,366	8,640
November	21,020	16,636	14,884	18,558	14,649	10,697	9,216
December	19,361	15,259	13,842	18,934	13,786	10,543	8,579

The following graph sets forth the historical performance of the Nikkei 225 Index at the end of each month in the table above. Past movements of the Nikkei 225 Index are not necessarily indicative of the future Nikkei 225 Index values. On September 15, 2003, the closing value of the Nikkei 225 Index was 10,712.81.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of a Warrant. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Warrants held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to utilize the mark-to-market method of tax accounting, tax-exempt entities, persons holding Warrants in a tax-deferred or tax-advantaged account, or persons holding Warrants as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). Persons considering the purchase of a Warrant should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Warrants arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Warrant that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or partnership) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Warrant is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) in the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Warrant that is not a U.S. Holder.

U.S. Holders

Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”), requires that certain financial contracts, including “non-equity” options, be “marked-to-market” on the last business day of a U.S. Holder’s taxable year. In addition to certain other requirements, for purposes of section 1256 of the Code, an option will only be treated as a “non-equity” option if the option is traded on (or subject to the rules of) a qualified board or exchange. Although there is no authority directly addressing the United States Federal income taxation of instruments with terms identical to the Warrants, since the Warrants will not be listed on any securities exchange and it is not expected that a trading market for the Warrants will develop, the Warrants should not be treated as “non-equity” options for purposes of section 1256 of the Code, and as a result section 1256 of the Code should not apply to the Warrants. Accordingly, a U.S. Holder of a Warrant should not be required to mark a Warrant to market and should be required to recognize taxable gain or loss with respect to a Warrant only upon the sale, exchange, exercise or expiration of the Warrant. Upon a sale, exchange, exercise or expiration of a Warrant, a U.S. Holder should be required to recognize taxable gain or loss in an amount equal to the difference between the amount realized upon such sale, exchange, exercise or expiration and the U.S. Holder’s tax basis in the Warrant. A U.S. Holder’s tax basis in a Warrant generally will equal such U.S. Holder’s initial investment in the Warrant. Such gain or loss would generally be treated as long-term capital gain or loss if the Warrant was held by the U.S. Holder for more than one year at the time of such sale, exchange, exercise or expiration.

Non-U.S. Holders

In general, gains realized on the sale, exchange, exercise or expiration of a Warrant by a non-U.S. Holder will not be subject to United States Federal income or withholding tax in respect of such amounts, assuming the income is not effectively connected with a United States trade or business of the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its own tax advisor in this regard.

Under current law, the fair market value of a Warrant may be includible in the estate of an individual non-U.S. Holder for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Individual non-U.S. Holders should consult their own tax advisors concerning the United States Federal estate tax consequences, if any, of investing in the Warrants.

Backup withholding

Backup withholding of United States Federal income tax at the applicable statutory rate may apply to payments made in respect of the Warrants to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of a Warrant to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the certification procedures described in the following paragraph would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Warrant to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or substantially similar form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Warrants. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or

“disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Warrants by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Warrants are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Warrants. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Warrants may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Warrants or any interest in the Warrants will be deemed to have represented by its purchase and holding of the Warrants that it either (1) is not a plan or a plan asset entity and is not purchasing those Warrants on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Warrants or any interest in the Warrants which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Warrants that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Warrants on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Warrants will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Cash Settlement Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Warrants and other securities. For further information on ML&Co. and the Warrants, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co.              Warrants. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Warrants if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Warrants directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Warrants to certain dealers at a price that represents a concession not in excess of     % of the original public offering price of the Warrants. The underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the original public offering price of the Warrants to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Warrants subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Warrants. Accordingly, offerings of the Warrants will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Warrants. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Warrants.

If the underwriter creates a short position in the Warrants in connection with the offering, i.e., if it sells more Warrants than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Warrants in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Warrants, has no overallotment option, it would be required to close out a short position in the Warrants by purchasing Warrants in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Warrants. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Warrants. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE WARRANTS

The validity of the Warrants will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002 and June 27, 2003 and June 28, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003 and June 27, 2003 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because such reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-10
Cash Settlement Amount	S-3
Ending Value	S-3
Exercise Date	S-3
Expiration Date	S-3
Pricing Date	S-3
Starting Value	S-3
Warrant Agent	S-9
Warrant Agreement	S-9
Warrants	S-1

1,000,000 Warrants

Merrill Lynch & Co., Inc.

Nikkei 225 Warrants

Expiring January     , 2007

(the “Warrants”)

$4.25 - $5.00 original public offering price per Warrant

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

September     , 2003